UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION  AND NOTICE OF TERMINATION OF REGISTRATION  UNDER SECTION 12(g) OF THE SECURITIES  EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-153626

Silverton Adventures, Inc.

(Exact name of registrant as specified in its charter)

6643 Schuster Street

Las Vegas, Nevada 89118

Telephone (702) 707-9266

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please  place  an X in  the  box(es)  to  designate  the  appropriate  rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate  number of holders of record as of the certification or notice date:  55

Pursuant to the  requirements of the Securities  Exchange Act of 1934 (Name of registrant as specified in charter) has caused this  certification/notice  to be signed on its behalf by the undersigned duly authorized person.

Date: October 21, 2014                                                                   By: /s/ Ron Miller

                                                                                                               Ron Miller

                                                                                                               President and Chief Executive Officer

                                                                                                               Sole Director